**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

_____

**FORM 6-K**

**REPORT OF A FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**For November 2009**

**Commission File Number 0-28800**

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**DRDGOLD Limited**

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

**Attached to the Registrant Form 6-K filing for the month of November 2009, incorporated by reference herein:**

**<u>Exhibit</u>**

99.1    Release dated November 9, 2009, entitled "BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ("BLYVOOR") RESCUE BID: DRDGOLD TO SEEK JUDICIAL MANAGEMENT ORDER".

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 10, 2009                    By: /s/ Themba Gwebu
                                               Name: Themba Gwebu
                                               Title: Company Secretary

**Exhibit 99.1**

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD" or "the company")


BLYVOORUITZICHT GOLD MINING COMPANY LIMITED ("BLYVOOR") RESCUE BID: DRDGOLD TO SEEK JUDICIAL MANAGEMENT ORDER


DRDGOLD has announced that – in a bid to save its 74%- owned Blyvoor mine from liquidation – it intends applying to the High Court of South Africa for a judicial management order over the struggling operation.

DRDGOLD CEO, Niël Pretorius, said today that the application, in terms of the provisions of Section 427 of the South African Companies Act, had been prompted by Blyvoor's inability to continue to sustain losses which had now reached R27 million a month.

"Restructuring at Blyvoor flowing from the recent consultation process in terms of Section 189A of the Labour Relations Act is not delivering the expected turnaround as rapidly as we had hoped, and the mine is also finding it very hard to shake off the effects of the recent four-week strike; we now need a rescue plan that holds real promise of saving Blyvoor from insolvency," Pretorius said.

"Judicial management is the only appropriate course of action for us to take in the face of the combined negative impact of circumstances beyond the control of the board of directors and management."

These circumstances, which had seen Blyvoor plummet into sustained losses from 'a period of handsome profits' which lasted until April this year, included:

- the 16% drop in the average Rand gold price received between 1 April 2009 and 30 September 2009 due to the strengthening of the Rand against the US Dollar;

- extensive damage caused during May 2009 to higher-grade underground production areas at No 5 Shaft by seismic activity, restoration of which is expected to take until March 2010 to complete;

- power utility Eskom's higher winter tariffs, compounded by a 32% price increase effective from 1 July 2009, and the likelihood of further increases in coming months;  and

- the wage strike by the National Union of Mineworkers, which resulted in the loss of 8 000 ounces of production worth R60 million.

"In terms of a judicial management order, the court appoints a judicial manager who has a wide range of powers at his/her disposal to take such actions he/she deems necessary to save the business," Pretorius said.

These could, for example, include giving certain creditors temporary preference over others and agreeing compromises with creditors without the risk of committing an act of insolvency and thereby exposing the mine to liquidation.

DRDGOLD envisaged Blyvoor remaining under judicial management until after access to the seismicity-damaged, higher-grade areas at No 5 Shaft had been regained, Pretorius said.

"In addition to the  R75 million we have committed to saving Blyvoor over the past three months, we will provide the judicial manager with whatever assistance he/she  may require to obtain additional 'rescue finance' from appropriate institutions, such as the  Industrial Development Corporation."

Randburg
09 November 2009

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